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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
______________
Data I/O Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
237690 102
(CUSIP Number)

James R. Berman
Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
(with copies to)
Michael Brandt
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
June 30, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Persons: Select Equity Group, L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 712,755
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 712,755
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 712,755
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 8.7%*
(14) Type of Reporting Person (See Instructions): PN
* Beneficial ownership based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2020.

(1) Name of Reporting Persons: Shinbone Alley, L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 712,755
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 712,755
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 712,755
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 8.7%*
(14) Type of Reporting Person (See Instructions): PN
* Beneficial ownership based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

(1) Name of Reporting Persons: Shinbone Alley Holdings, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 712,755
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 712,755
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 712,755
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 8.7%*
(14) Type of Reporting Person (See Instructions): OO
* Beneficial ownership based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

(1) Name of Reporting Persons: George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 712,755
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 712,755
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 712,755
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 8.7%*
(14) Type of Reporting Person (See Instructions): IN/HC
* Beneficial ownership based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

(1) Name of Reporting Persons: John D. Delafield
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 27,200 (1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 27,200 (1)
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 27,200
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.3%*
(14) Type of Reporting Person (See Instructions): IN
(1) Includes 27,200 restricted stock units held by Mr. Delafield individually, including 18,600 restricted stock units vesting on the earlier of May 18, 2021 and the Issuer’s 2021 annual meeting.
* Beneficial ownership based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to shares of Common Stock, no par value (the “Common Stock”), of Data I/O Corporation, a Delaware corporation (the “Issuer”).
The address of the Issuer’s principal executive offices is 6645 185 Ave NE, Suite 100, Redmond, Washington 98052.
ITEM 2.	IDENTITY AND BACKGROUND
(a)
This Schedule 13D is being filed by Select Equity Group, L.P., a Delaware limited partnership (“Select Equity”), Shinbone Alley, L.P. (formerly Delafield Hambrecht Partners Fund, LP), a Delaware limited partnership (“Shinbone Alley”), Shinbone Alley Holdings, LLC, a Delaware limited liability company (“Shinbone Alley Holdings”) , George S. Loening and John D. Delafield (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).
Mr. Loening is the majority owner of Select Equity and managing member of Select Equity GP, LLC, a Delaware limited liability company (“Select Equity GP”), the general partner of Select Equity.
Mr. Delafield is an employee of Select Equity and a director of the Issuer.

(b)	The business address of each of the Reporting Persons is 380 Lafayette Street, 6th Floor, New York, New York 10003.
(c)
The principal business of Select Equity is to serve as the investment adviser to Shinbone Alley.  The principal business of Select Equity GP is to act as the general partner of Select Equity. The principal business of Shinbone Alley is to pursue investments. The principal business of Shinbone Alley Holdings is to act as the general partner of Shinbone Alley.

Mr. Loening is a portfolio manager and principal of Select Equity, and the managing member of Select Equity GP.  Mr. Delafield an employee of Select Equity and a director of the Issuer.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
No Reporting Person has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Each of Messrs. Loening and Delafield is a United States citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Shinbone Alley (formerly Delafield Hambrecht Partners Fund, LP) purchased the shares of Common Stock in the ordinary course of business. An aggregate of 712,755 shares of Common Stock beneficially owned by Shinbone Alley was purchased for total consideration (including brokerage commissions) of $467,076.04 derived from the working capital of Shinbone Alley. The 27,200 shares of Common Stock held directly by Mr. Delafield were received pursuant to restricted stock unit grants from the Issuer. The Reporting Persons have not purchased any Common Stock with borrowed funds. On July 1, 2020, Select Equity entered into an investment management agreement (the “IMA”) with Shinbone Alley.
ITEM 4.          PURPOSE OF TRANSACTION
On June 30, 2020, Select Equity and Shinbone Alley Holdings entered into a Master Transaction Agreement with DH Partners, LLC and, for the limited purposes set forth therein, John D. Delafield, and related ancillary documents as a result of which DH Partners, LLC withdrew as general partner of Shinbone Alley and Shinbone Alley Holdings was designated as the successor general partner of Shinbone Alley.  Subsequently, Select Equity entered into the IMA with Shinbone Alley.  As a result of these transactions, Select Equity acquired beneficial ownership of the shares of Common Stock beneficially owned by Shinbone Alley.
Shinbone Alley acquired, and the Reporting Persons presently hold, the Common Stock for investment purposes.  Mr. Delafield intends to participate in the management of the Issuer through  representation on the Issuer’s board of directors.
Except as disclosed in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	and (b)
As of the date of this statement, Shinbone Alley is direct beneficial owner of 712,755 shares of Common Stock and Mr. Delafield is a record owner of 27,200 shares of Common Stock, as set forth below. The percentage of Common Stock beneficially owned is based on 8,221,535 shares of Common Stock outstanding as of April 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 13, 2020.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	712,755	712,755	8.7%
Shinbone Alley	0	712,755	712,755	8.7%
Shinbone Alley Holdings	0	712,755	712,755	8.7%
George S. Loening	0	712,755	712,755	8.7%
John D. Delafield	27,200	0	27,200	0.3%
Select Equity GP	0	712,755	712,755	8.7%

Due to their relationships with Shinbone Alley, each of Select Equity, Select Equity GP, Shinbone Alley Holdings and Mr. Loening may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by Shinbone Alley. As such, Select Equity, Select Equity GP, Shinbone Alley Holdings and Mr. Loening may be deemed to have shared beneficial ownership over such Common Stock.
Additionally, each of Select Equity, Select Equity GP, Shinbone Alley, Shinbone Alley Holdings and Mr. Loening may be deemed to be members of a "group" with Mr. Delafield. Each of Select Equity, Select Equity GP, Shinbone Alley, Shinbone Alley Holdings and Mr. Loening expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares of Common Stock beneficially owned by Mr. Delafield, and Mr. Delafield expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares of Common Stock beneficially owned by Select Equity, Select Equity GP, Shinbone Alley, Shinbone Alley Holdings and Mr. Loening.

(c)	Other than as described in Item 3 and Item 4, none of the Reporting Persons have effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.
(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than the matters disclosed above in response to Items 4 and 5 and except for the Joint Filing Agreement, dated July 10, 2020, none of the Reporting Persons is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
7.1	Joint Filing Agreement, dated July 10, 2020.
7.2	Power of Attorney, dated July 10, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of July 10, 2020

SHINBONE ALLEY, L.P.

By:  Shinbone Alley Holdings, LLC, its general partner

By:    /s/ George S. Loening              Date: July 10, 2020

SHINBONE ALLEY HOLDINGS, LLC

By:    /s/ George S. Loening              Date: July 10, 2020

SELECT EQUITY GROUP, L.P.

By:  Select Equity GP, LLC, its general partner

By:    /s/ George S. Loening              Date: July 10, 2020

GEORGE S. LOENING

By:    /s/ George S. Loening              Date: July 10, 2020

John D. Delafield

By:    /s/ John D. Delafield              Date: July 10, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated July 10, 2020.
7.2	Power of Attorney, dated July 10, 2020.